Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE
November 1, 2006

Extendicare Announces Delay of Reorganization

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced today that in light of the Minister of Finance’s announcement of the Tax Fairness Plan for Canadians after the stock markets closed yesterday, its Board of Directors at a meeting late last night decided to give further consideration to the potential consequences of the Tax Fairness Plan on the Reorganization and accordingly has decided to delay proceeding with the Reorganization today as previously announced. Under the Reorganization, Extendicare would distribute to Extendicare’s shareholders Assisted Living Concepts, Inc. and convert the remaining business of Extendicare into a Canadian real estate investment trust. The Extendicare Board will make an announcement within the next week as to its course of action.

Extendicare had concluded all matters to complete the Reorganization today including the acceptance by the Toronto Stock Exchange (TSX) of the listing and trading of the Extendicare REIT units today and the acceptance by the New York Stock Exchange (NYSE) of the listing and trading of the Class A Shares of Assisted Living Concepts, Inc., which had already traded on the “when issued” market of the NYSE. As a result of the Board’s decision, Extendicare’s Subordinate Voting Shares will continue to trade on the TSX and NYSE and its Multiple Voting Shares will continue to trade on the TSX.

About Us
Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 441 nursing and assisted living facilities in North America, with capacity for over 35,100 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,500 people in North America.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com